# White Elk Business Plan

*Who we are-*

      We are a traditional cafe working towards opening up in the next 8 months in Manassas Virginia. We care about creating an inviting and educational atmosphere where the community can feel safe and welcomed. I have worked in 5 coffee shops from New Hampshire to Alabama and Virginia. The last one I managed at was Mural City Coffee Company, a 5,000 square foot cafe in Dothan Alabama. I was there for the grand opening and have learned a lot about running a small business from my time there. The owners act as my mentors and have helped me with anything I needed along the way.

*Mission Statement-*

"We have a mission to

The

**Community**

To provide a safe and friendly environment

To

**Honesty**

To remain authentic and respected

To

**Quality**

To provide consistent and delicious beverages

To

**Relationships**

To create connections and remain people that are easy to approach

To

**Service**

So that people may know we are here for them and genuinely care."

## What we offer-

We will offer over 75 different strains of loose leaf tea that we can either brew for you at the cafe or you can take home. We will have everything from bowls of matcha to iced tea and tea lattes. On the coffee side of things we will offer drip coffee and a traditional espresso menu with Cortados, Flat Whites, Lattes and Cuban Coffees along with many other options. I have spent years perfecting latte art so each latte will also have swans, a tulip or any of the many other forms of latte art to enhance the experience even more!

## Price Points-

Our price points will be very fair for what we are offering. A 12oz cup of tea will be from $2.00 to $4.00 depending on the tea they pick. If you wanted something bigger with flavor and milk a 12oz tea latte would cost from $4.50 to $6.50 depending on size, syrups and milk choice. The coffee prices would be around the same price points as the tea.

## Marketing-

We 4are currently selling loose leaf tea at the Manassas Farmers Market every saturday. This allows us to make personal connections and bring people in organically. From the farmers market alone in the first month on only Saturdays we were able to make $1,300. We are also paying for facebook advertisements and have had a reach of 5,000 people seeing our page this week with 400 interactions. After only a month we have had over 15 people come out just for us from word out mouth recommendations. We will be continuing to do the Farmers Market through the winter up until we open the cafe. MainVest will also be helping by putting out paid advertisements.

## Competition-

There are two other coffee shops in Manassas. We do not see either of them as being competition due to the fact that what we are offering is completely different from them. We are setting out to create a more modern atmosphere as well. With us having such a large tea bar with 75 plus teas and the other two coffee shops only offering 5 to 10 options of bagged tea we will be attracting even more people that have not been reached yet. After scouting and trying them both the latte art we will be able to offer and the experience we have with dialing in coffee is also on a completely different level.

*Financial-*

### *First year-*

Based on the past 5 coffee shops I have worked at and the area we are in we are estimated to make on the low side $900.00 a day $5,400 a week $21,600 a month and $259,200 in the first 12 months of being open. The re-stocking cost for us is 30% being $77,760 a year. 20% goes to payroll with $51,840 and 25% or $5,832 going to the monthly bills.

### *What we are doing now-*

We are currently at the Manassas Farmers Market every saturday. In the first month we made $1,300. In the next 3 months we are predicted with growth to make around $5,000 and up the average to $1,700 a month.